UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bainum, Jr., Stewart
   10770 Columbia Pike, Suite 100
   Silver Spring, MD  20901
   USA
2. Issuer Name and Ticker or Trading Symbol
   Choice Hotels International, Inc. (formerly Choice Hotels Franchising, Inc.) CHH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   5-31-00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
                           |      |    | |                  |   |           |1,565,562          |I     |NOTE 1                     |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |4-6-00|J(3)| |51,954            |A  |           |179,679            |I     |NOTE 2                     |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |4-6-00|J(3)| |-51,954           |D  |           |162,330            |I     |NOTE 3                     |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |      |    | |                  |   |           |6,768              |I     |NOTE 4                     |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |      |    | |                  |   |           |851,669            |I     |NOTE 5                     |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |5-18-0|G   | |-13,591           |D  |           |0                  |I     |NOTE 6                     |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |      |    | |                  |   |           |162,797            |I     |NOTE 7                     |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |      |    | |                  |   |           |210,068            |I     |NOTE 8                     |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |      |    | |                  |   |           |394,026            |I     |NOTE 9                     |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |      |    | |                  |   |           |1,719              |I     |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Common Stock Options  |        |     |    | |           |   |     |     |            |337,300|       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1. Shares owned by the Stewart Bainum Jr. Declaration of Trust ("Stewart Bainum Jr. Trust") in which Mr.
Bainum is the sole
trustee.
Note 2. The proportionate interest of the Stewart Bainum, Jr. Trust in shares (1,779,628) owned by Mid Pines
Associates,
L.P.
Note 3. The proportionate interest of the Stewart Bainum Jr. Grantor Retained Annuity Trust dated September 10,
1996 ("GRAT"), the sole trusteee of which is Mr. Bainum, Jr. in shares (1,779,628) owned by Mid Pines
Associates, L.P. On April 6, 2000, the GRAT made its required distribution to Mr. Bainum Jr., using Mid Pines interests representing a beneficial interest in 51,954 shares of
Choice.
Note 4. The proportionate interest of various trusts, the beneficiaries of which are Mr. Bainum's two minor children in shares (1,779,628) owned by Mid Pines Associates,
L.P.
Note 5. The proportionate interest of the Stewart Bainum, Jr. Trust in shares (3,567,869) owned by Realty
Investment Company, Inc., a real estate investment and management company in which Mr. Bainum, Jr. is a noncontrolling shareholder. Also includes 128,591 shares indirectly held through certain trusts for the benefit of
Mr. Bainum, Jr.'s two minor
children.
Note 6. The proportionate interest of Mr. Bainum, Jr. in shares (112,200) owned by Vintage Limited Partnership
(a family owned entity). Also includes11,119 shares owned by Mr. Bainum, Jr.'s two minor children. On May 18,
2000, Vintage contributed its portfolio of Choice shares to Cambridge LLC, a family owned entity. Shares held by
Cambridge are not attributable to Mr. Bainum or his two minor children.
Note 7. Shares owned by the Stewart Bainum, Jr. Charitable Remainder Unitrust ("CRUT"). Mr. Bainum Jr. retains only an income interest in the CRUT. An independent individual serves as trustee of the CRUT.
Note 8. The proportionate interest of certain trusts in shares (1,779,628) owned by Mid Pines Associates, LP for the benefit of Mr. Bainum, Jr.'s nephews. Mr. Bainum, Jr. is the trustee and his nephews are the beneficiaries.
Beneficial ownership is
disclaimed.
Note 9. The proportionate interest of certain trusts in shares (3,567,869) owned by Realty Investment Company,
Inc. for the benefit of Mr. Bainum, Jr.'s nephews. Mr. Bainum, Jr. is the trustee and his nephews are the
beneficiaries.   Beneficial ownership is
disclaimed.
Note 10. Represents options which vest in five equal annual installments beginning on 2-1-00.